TYPE:           425
SEQUENCE:       1
DESCRIPTION:    /FILING OF COMMUNICATION


                              Filed by Telescan, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933
                      Subject Company: Investools, Inc.
                         Commission File No. 0-17508


Contacts:

Kevin Wilson, Politis Communications, (801) 523-3730, (801) 898-5520 (mobile), kwilson@politis.com David Politis, Politis Communications, (801)
523-3730/(801) 556-8184(mobile), dpolitis@politis.com Jennifer Mundine, Telescan, (281) 588-9829, jennifer.mundine@telescan.com


                         ZiaSun and Telescan to Merge
                Combination unites leader in investor education
           with leading provider of financial content and analytics

SOLANA BEACH, Calif. and HOUSTON - May 3, 2001 - ZiaSun Technologies, Inc. (OTC BB: ZSUN) and Telescan, Inc. (Nasdaq NM: TSCN) today announced the two companies will merge to become a leading provider of investor education, financial publications and analytics worldwide.

The new company, to be named INVESTools, Inc., will apply to be traded on the Nasdaq national market under a new ticker symbol and, upon completion of the merger, will maintain principal offices in Provo, Utah; Houston, Texas; Menlo Park, Calif. and New York, N.Y. ZiaSun and Telescan will exist as wholly owned subsidiaries of INVESTools.

Telescan's Chief Executive Officer, Lee Barba, has been appointed as the Chief Executive Officer of INVESTools and will form an Executive Committee consisting of D. Scott Elder, Chairman and Chief Executive Officer of ZiaSun, and Ross Jardine, Vice President and Chief Financial Officer of ZiaSun, who will serve as Executive Vice Presidents and Directors of the new company. William D. Savoy, President of Vulcan Ventures, Inc., has been named as Chairman of the Board of Directors of INVESTools.

The merger is a stock-for-stock exchange. INVESTools will issue new shares to acquire all the outstanding shares of ZiaSun and Telescan. ZiaSun shareholders will receive 75 percent of the newly issued INVESTools common stock and Telescan shareholders will receive 25 percent. ZiaSun shareholders will receive 1 share of INVESTools common stock for every 1 share of ZiaSun common stock they hold. Telescan shareholders will receive 0.56486 share of INVESTools common stock for every 1 share of Telescan common stock they hold. The merger has been unanimously approved by the Board of Directors of each company and is subject to customary closing conditions, including approval by the shareholders of both ZiaSun and Telescan.

"INVESTools will be a worldwide leader in investor education, financial publications and analytics," Barba said. "The merger of ZiaSun and Telescan, two long-standing business partners in providing differentiated, proprietary investor education, will be well positioned to capture a significant portion of a multi-billion dollar market. The combination of these companies creates: an enterprise with $90.6 million in pro forma revenue and $4.4 million in pro forma EBITDA in fiscal year 2000 (excluding unusual items); an aggregated customer base of more than one million active users on a monthly basis; and, transaction synergies related to the expanded distribution of each company's products and services, which are expected to exceed $4 million in fiscal year 2001."

Barba added, "With investor seminars and workshops successfully launched in 12 countries, Online Investor Toolbox has profitably expanded throughout market cycles, and now, integrated with Telescan's proprietary tools, market-leading advisory publications and direct marketing expertise, we have the opportunity for extended profitable growth and immediate synergies for our shareholders in INVESTools."

Last year, on a pro forma basis, INVESTools:

     o Conducted more than 1,200 investment seminars and 270 intensive two-day investment workshops in 80 U.S. and 17 international cities in 12 countries, making INVESTools a world leader in investor education;
     o Represented more than 40 unique, recognizable brands including INVESTools, InvestorToolbox, WallStreetCity, Bernie Schaeffer's Option Advisor, Dow Theory Forecast and Wall Street Digest, making INVESTools one of the leading providers of subscription advice services and investing analytics;
     o Served more than 100,000 paying customers at price points ranging anywhere from $15 per month for subscription advice services to $4,000 for a complete, two-day investor education workshop;
     o Reached more than one million active investors each month through Web sites and email lists, creating one of the leading media sources for financial advertisers; and
     o Leveraged its technology and expertise to many of the nation's leading financial services and media companies, including America Online, American Express, BusinessWeek Online, CNBC.com, Forbes.com, Gilder Publishing, Quick & Reilly, and TheStreet.com.

"This merger fulfills ZiaSun's strategic objective to vertically integrate our education services with Telescan's market leading ProSearch(TM) technology, giving INVESTools direct ownership of the investing tools that our workshop attendees and home study subscribers have found invaluable in achieving their investment objectives in all market cycles," Elder said. "By combining ZiaSun's and Telescan's clients, products and services under one roof, we will be able to introduce significantly more effective multi-channel marketing campaigns, reduce customer acquisition costs and capitalize on our ability to maintain our proprietary workshop materials."

INVESTools will have three primary business lines: financial education, financial publishing and financial business services. Products and services will be delivered directly to consumers, as well as indirectly to customers through private label and co-branded platforms.

     Financial Education
     The new company will provide seminars, workshops, self-directed audio/video programs and e-Learning opportunities for investors. Online Investor Toolbox, Inc., a ZiaSun subsidiary, and Telescan have educated thousands of investors around the world through their respective products and services. Combined, the companies have delivered 90-minute seminars to more than 400,000 attendees in 12 countries and have graduated more than 45,000 students from two-day workshops and home study programs.

     Financial Publishing
     INVESTools will provide online financial newsletters from some of the nation's leading money managers and investment professionals. The financial publishing unit will also offer investment books, workbooks, special reports and financial tools and analytics. The combined companies currently support more than 40,000 paid and 300,000 free subscribers and more than 750,000 unique visitors each month.

     Financial Services
     The company will provide private-label and co-branded versions of its products and services to businesses in the financial and publishing industries. Divided into four key products, business offerings will include: Custom Solutions, QuickTools, subscription marketing services and e-mail list management services. Telescan currently provides business products and services to many of the nation's leading financial services and media companies including America Online, American Express, BusinessWeek Online, CNBC.com, Forbes.com, Gilder Publishing, Quick & Reilly, and TheStreet.com. INVESTools will continue to cultivate new business relationships to extend INVESTools' more than 40 unique brands across multiple distribution channels.

Since the inception of OIT in 1997, and prior to the launch of OIT's InvestorToolbox Web site, OIT utilized Telescan's WallStreetCity Web site as part of the foundation for its investor education programs. In March 2000, OIT launched InvestorToolbox.com, which features Telescan's ProSearch technology, technical analysis tools and financial data feeds.

Management of both companies will conduct a joint conference call Friday, May 4, 2001, at 10:00 a.m. EST / 9:00 a.m. CST to discuss the merger. To access the call, dial 800-589-4298 (U.S.), 719-457-0349 (international) or log on to StreetEvents at www.streetevents.com. A replay of the call will be available from May 4 to June 1, 2001 and can be accessed by dialing 888-203-1112 (U.S.) and 719-457-0820 (international) and entering access code 558956. Telescan will also make available on its corporate Web site, www.telescan.com, a presentation, which provides an overview of the new company's business strategy in the coming weeks.

About ZiaSun Technologies/Online Investor Toolbox
Headquartered in Solana Beach, California, ZiaSun Technologies, Inc. is a publicly traded holding company focused on international investor education and specialized online support services within North America and other international markets. Since 1997, Online Investor Toolbox has trained hundreds of thousands of investors, via investing seminars, workshops, and self-directed learning programs. The focus of the training is to teach proven investing formulas and strategies in conjunction with the Internet as a tool to make responsible investing decisions in order to minimize the risks and maximize the returns from their investments. In addition to its investor education programs, OIT operates Investor Toolbox (www.investortoolbox.com), an online portal offering OIT's members access to stock market news, investing tools, portfolio tracking, interactive charts, customer support, and ongoing investor education opportunities.

About Telescan
Houston-based Telescan provides products and services through two sales and marketing divisions, each serving a unique market. The Consumer Division publishes premium investment advice, education, tools and analytics to individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. In addition, the Consumer Division operates a subscription marketing service and an e-mail list management service. The group manages more than 1.1 million active users and more than 40,000 paying subscribers. As an Application Service Provider (ASP), Telescan's Business-to-Business Division offers businesses of varying sizes an array of online financial solutions to meet the unique requirements of the customer's Internet business strategy, along with site development and hosting services.

Forward-Looking Statements
ZiaSun Technologies, Inc. and Telescan, Inc plan to file a joint Registration Statement on SEC Form S-4 in connection with the merger. Telescan and ZiaSun expect to mail a joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the joint Proxy Statement/Prospectus carefully when they are made available. The Registration Statement and the joint Proxy Statement/Prospectus will contain important information about ZiaSun, Telescan, the merger and related matters. Investors and security holders will be able to obtain copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and their Proxy Statement/Prospectus, ZiaSun and Telescan file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. ZiaSun, Telescan, their directors, executive officers and certain members of management and employees may be soliciting proxies from ZiaSun's and Telescan's stockholders in favor of the adoption of the merger agreement. A description of any interests that ZiaSun's and Telescan's directors and executive officers have in the merger will be available in their Proxy Statement/Prospectus.

                                     # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include uncertainties in the market, competition, legal, success of marketing efforts and other risks detailed from time to time in the companies' respective SEC reports. The companies assume no obligation to update the information in this release.